JEWETT-CAMERON TRADING COMPANY LTD.

P.O. Box 1010, North Plains, OR 97133 (503) 647-0110, FAX (503) 647-2272

January 2, 2015

W. John Cash

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

RE:

Jewett-Cameron Trading Company Ltd.

Form 10-K for the Fiscal Year Ended August 31, 2014

File No. 000-19954

Dear Mr. Cash:

In response to the Staff's comment letter dated December 23, 2014, the Company has the following responses.

Item 5.  Market for Registrant’s Common Equity…………page 10

Purchases of equity securities by the issuer and affiliated purchasers, page 12

1.

In future filings please include a table that shows the repurchases of your equity securities by Jewett-Cameron Trading Company Ltd., and endure that you report these repurchases on a timely basis. See Item 703(a) and (b) of Regulation S-K. In this regard, please note this this disclosure is required on a monthly basis in each of the first three quarters of your fiscal year by Item 2(c) of Part II of Form 10-Q, and for the fourth quarter by Item 5(c) of Part II of Form 10-K. In some periods, such as your quarters ended February 28, 2014 and May 31, 2014, you appear to have had some share repurchases but these are only reflected in your Form 10-K.

The Company will provide the required disclosure on a monthly basis in tabular format in its future filings.

Item 10. Directors, Executive Officers and Corporate Governance, page 40

Business Experience, page 40.

2.

In future filings please include in your disclosure regarding each director and executive officer a description of the specific skills and experiences that led to such individual being named a director and/or executive officer, as applicable. Please see Item 401(e) of Regulation S-K.

The Company will include the additional disclosure regarding its executive officers and directors in future filings.

Executive Compensation, page 43

3.

We note that Mr. Nasser received $50,000 in each of 2012 through 2014 which you characterize as bonus in the Summary Compensation Table. However, in the table you present in the proxy statement for your annual meeting held on January 10, 2014, you characterize the $50,000 paid in 2011 through 2013 as non-equity incentive plan compensation. Please tell us supplementally whether you believe these amounts are actually bonus, or whether they are paid pursuant to a non-equity incentive plan, and ensure that you characterize these amounts appropriately in future filings. Note that if the amounts are paid pursuant to a plan, you should disclose the material terms of any award made, including a general description of the formula or criteria used in determining the amount payable. Please see Item 402(o)(5) of Regulation S-K.

The $50,000 payments to Mr. Nasser were correctly characterized as bonus in the summary compensation table. The Company has no formal plan which includes any formula or criteria used in determining any bonuses paid to executive officers. Instead, such bonuses are made at that discretion of the Board of Directors.

The Company is a "reporting issuer" for the purposes of securities laws in the Provinces of British Columbia and Ontario, and as such is required to meet the continuous disclosure rules in those jurisdictions.  As part of those obligations, the Company is required to disclose a summary of its executive compensation on an annual basis.  The "Summary Compensation Table" in our proxy statement was prepared in accordance with those requirements, and unfortunately the headings in that table are prescribed by those requirements.  In our future filings, we propose to include a footnote to that column or supplemental disclosure as necessary in order to eliminate any confusion over the nature of the bonus payments and more clearly define how each payment is made.

Item 15, Exhibits. Financial Statement Schedules, page 47

(B) Exhibits, page 47

4.

In future filings please provide an exhibit number and date of filing from which you incorporate exhibits by reference so that investors can easily locate the relevant exhibit.

The Company will provide exhibit numbers and date of filing in its future filings.

On behalf of the Company, I acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  “Murray Smith”

Murray Smith

Chief Financial Officer